EXHIBIT 99.1


To Our Shareholders:

         The comparative results of operations of Chicago Rivet & Machine Co. for the third quarter and first nine months of 2002 and 2001 are summarized below.

         Net revenue for the third quarter of 2002 totaled $9,832,012, an increase of 4.6% compared with the third quarter of 2001. Within the fastener segment, revenue improved 3.6% compared with the third quarter of 2001 while revenue within the assembly equipment segment increased 9.4 % compared with the year earlier period. Historically, third quarter revenues fall short of the preceding quarters as a result of regularly scheduled vacation shutdowns at our facilities as well as at many of our customers and that was again the case in 2002. On a year to date basis, net revenue for the first nine months of 2002 amounted to $32,722,194, a 4.7% increase compared with the first nine months of 2001. Within the fastener segment, year to date revenue is 5.4% higher than that reported one year ago while revenue within the assembly equipment segment increased a more modest 1.9% compared with the first nine months of 2001. These improvements are primarily attributable to a combination of new business and modest increases in activity at certain customers and are not indicative of a widespread improvement in market conditions.

         While we are pleased with the revenue gains that were attained despite difficult market conditions, our operating results were somewhat disappointing. Within our primary markets, the combination of weak demand and excess capacity continue to limit our ability to obtain the price relief necessary to offset the impact of rising costs of manufacturing. Customers within the automotive markets, in particular, continue to press for price reductions. These conditions have had a negative impact on operating profits, and this was especially evident in the results for the fastener segment during the third quarter of this year. While selling prices were under pressure, the tariffs imposed upon steel products contributed to an overall increase in the cost of raw materials. Margins within the fastener segment were also adversely affected by higher costs for employee health insurance and higher expenses related to resolving specific quality control issues. Within the assembly equipment segment, slightly higher volumes were the primary factor contributing to an improvement in gross margins for the period.

         On a year to date basis, gross margin percentages within the assembly equipment segment are slightly below those of the first nine months of 2001, primarily due to increases in the cost of raw materials, labor and employee insurance. Year to date results within the fastener segment continue to show improvement compared with the prior year, despite third quarter results. Operating results for the first nine months were positively impacted by increased operating volumes, combined with lower expenses for tooling and utilities, compared with the prior year. These improvements have been partially offset by increases in the cost of health insurance, higher labor rates, and recently, the impact of tariffs upon the price of raw material.

         Selling and administrative expenses, in total, declined modestly during both the third quarter and the first nine months of 2002 compared with the same periods in 2001. During the third quarter, increases in salaries, commissions and insurance costs were fully offset by a decrease in the provision for bad debts. During the third quarter of 2001, bad debt expense was unusually high due to a bankruptcy filing of a large customer.

         We do not anticipate a significant improvement in overall business conditions in the near term. Within the fastener segment, excess capacity is likely to limit our ability to increase prices enough to fully offset increases in manufacturing costs. We also expect that automotive customers will continue to press for price reductions. In response, we will continue our efforts to hold the line on expenses, reduce costs wherever possible and to continue our efforts to secure new, profitable business from both new and existing customers.

                               Respectfully yours,


              John A. Morrissey                John C. Osterman
                   Chairman                        President

November 1, 2002

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


The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which has been filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


                           CHICAGO RIVET & MACHINE CO.
                  SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS
                FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30

                                    THIRD QUARTER               FIRST NINE MONTHS
                             --------------------------    ---------------------------
                                 2002           2001           2002            2001
                             -----------    -----------    -----------     -----------
Net sales and lease revenue  $ 9,832,012    $ 9,398,572    $32,722,194     $31,242,652
Income before income taxes       659,015        642,996      2,976,720       2,279,675
Net income                       435,015        426,996      1,962,720       1,503,675
Net income per share                 .45            .44           2.03            1.55
Average shares outstanding       966,132        967,132        966,674         967,132

--------------------------------------------------------------------------------

                     (All figures subject to year end audit)








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